December 22, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549-3628

Attn: Mr. Perry J. Hindin

Re:                             Perseon Corporation

Schedule TO-T

Filed November 5, 2015 by Galil Medical Inc., et. al

File No. 005-33905

Dear Mr. Hindin:

On behalf of Galil Medical Ltd. (“Israeli Parent”), Galil Medical Inc.(“Parent”) and Galil Merger Sub, Inc. (the “Purchaser” and, together with Israeli Parent and Parent, the “Offerors”), we are responding to your comment letter, dated December 1, 2015, regarding the above referenced Schedule TO-T.

In this letter, we have recited your comment in italicized, bold type and have followed the comment with the Offerors’ response in regular type.  References in this letter to “we,” “our” or “us” mean the Offerors or their advisors, as the context may require.

1.                                      We note your response to prior comment 1. As discussed during our telephone call this afternoon, the Staff is unable to agree that the Offerors’ negotiation with each holder of a Non-Public Warrant for the termination of such Non-Public Warrants in exchange for the Non-Public Warrant Consideration is consistent with Exchange Act Rule 14e-5.

The Offer expired per its terms at 11:59 PM, New York City time, on December 21, 2015. As the Minimum Public Warrant Condition and Financing Condition were not satisfied, as more fully discussed in the Schedule TO-T/A filed with the Commission on December 22, 2015, the Shares and Public Warrants tendered into the Offer have not been accepted for payment and the Offerors have instructed the Depositary to promptly return all Shares and Public Warrants tendered into the Offer to the tendering stockholders and Public Warrant holders, without any action required on the part of the stockholders or Public Warrant holders.

Additionally, on December 22, 2015, Parent notified Perseon that Parent and Purchaser were terminating the Merger Agreement under Section 8.1(b)(ii) of the Merger Agreement because the Offer expired in accordance with its terms without Purchaser having purchased any Shares pursuant to the Offer. As a result, the Offerors will not be negotiating with the holders of Non-Public Warrants for the termination of such Non-Public Warrants in exchange for the Non-Public Warrant Consideration.

In connection with this response to the Staff’s comments, each of the Offerors acknowledged to me and I therefore acknowledge on its behalf that:

•                  The Offerors are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Offerors may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this response letter addresses the comments set forth in your letter.  If we can be of any assistance to the Staff in explaining this response, please let us know.  After you have had an opportunity to review the above response to your comments, please call me at (612) 492-7067 or Ryan Brauer at (612) 492-7252 or Amanda Lorentz at (612) 492-7403 to discuss any additional questions or comments you might have.

Sincerely,

/s/ Robert K. Ranum

Robert K. Ranum

Direct Dial:  612.492.7067

Email:  rranum@fredlaw.com

cc:                                Martin Emerson

Scott Youngstrom